February 2025 Investor presentation

Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 1 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Disclaimer Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to sales from its co-selling arrangements and descriptions of future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Forward-looking statements in this Presentation include Rezolve’s expectations You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Rezolve nor any other person is responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All information set forth herein speaks only as of the date hereof in the case of information about Rezolve or the date of such information in the case of information from persons other than Rezolve, and Rezolve expressly disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Presentation or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Rezolve will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Industry and Market Data In this Presentation, Rezolve relies on and refers to publicly available information and statistics regarding market participants in the sectors in which Rezolve competes and other industry data. Any comparison of Rezolve to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Rezolve. Rezolve obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Rezolve believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Rezolve has not independently verified the information provided by the third-party sources. Forecasts and Illustrative Scenarios This Presentation contains information with respect to Rezolve’s projected results. This forecast is based on currently available information and Rezolve estimates as of the date of this presentation. None of Rezolve nor any independent auditors have audited, or performed any procedures with respect to any information for the purpose of its inclusion in this Presentation, and, accordingly, none of them express an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Rezolve does not undertake any commitment to update or revise any such information, whether as a result of new information, future events or otherwise. The assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. While all financial projections, estimates and targets are necessarily speculative, Rezolve believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All data and information contained in this Presentation is presented as of February 9, 2025 unless otherwise indicated herein.

Ai Powered Conversational Commerce Ai Powered Engagement Platform Ai Powered Knowledge Management Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves their search, advice and revenue generation

Rezolve Ai is designed to provide the next level of performance in digital shopping with Gen AI powered search, advisory and checkout… 1. Payment Service Providers Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves search, advice and revenue generation Offer a cloud-based highly scalable SaaS model with a B2B2C go-to-Market approach targeting large eCommerce platforms & merchants and PSPs1 Generate revenue from business customers with a monthly fixed SaaS fee structured around 3 tiers based on their respective search volume This is how Rezolve Ai is making it a reality USP is a custom-built Gen AI toolkit trained on eCommerce data Value proposition

From… To…  eCommerce focused LLM Generic LLMs Multi-step journey Seamless journey …through a suite of Gen AI-enabled solutions powered by Rezolve Ai’s foundational LLM brainpowa Cumbersome search Highly personalized

Our investment highlights: Rezolve Ai is uniquely positioned to create value by using Gen AI to transform Search and eCommerce Attractive financial model, robust capital structure and coverage >100 Mn USD of expected ARR by 2025; successful equity conversion of USD 59mm of debt, successful USD 15mm equity raise in December 2024, and USD 30mm bank debt raise in January 2025, coverage by five US market analysts with buy-rating as of January 2025 6 Deep experience and capabilities >205,000 Previously onboarded merchants globally. Highly experienced management and board 5 Large & growing market 480-540 Bn USD total addressable market 4 Clear monetization strategy 3 Tiers of pricing differentiated by search volume, merchant-friendly crypto payment solution with Tether 3 Robust competitive position 300 Bn Token data sets made from proprietary data to train Rezolve Ai’s foundational model, proprietary patented AI-technology 2 Unique selling proposition 100+ Client discussions in the sales pipeline, multiple initial client acquisitions, marketing and distribution partnerships with global hyperscalers Microsoft and Google 1 Source: Rezolve Ai’s SEC filings, Rezolve Ai financial model

Rezolve Ai is attractively positioned relative to peer group Significant capital raises in AI, driven by robust private sector interest, position Rezolve Ai at the center of a major investment opportunity Source: Pitchbook, Reuters, Crunchbase Note: Raised to date includes only transactions with known deal value HQ Company Recent AI Capital Raises with significant valuations at various commercialization phases Last Known Valuation, USD bn Total Raised1, USD bn Revenue, USD mn Year Founded 2015 2013 2021 2009 2023 2017 2023 2022 2019 N/A 20 N/A 3.700

1 Unique selling proposition

Rezolve Ai aims to be a leader in eCommerce through faster time to market, seamless UX, lower TCO and personalization One-click API integration Faster time to market Addressing key eCommerce pain points Seamless user experience (UX) Foundation LLM and productized solution suite Lower total cost of ownership (TCO) Personalization enabled by gen AI USP Positioning Monetization strategy Market Experience Financial model

User experience of eCommerce has not changed significantly since the early 2010s 2000s Keyword-based search including filters and faceted search 2010s Personalization and recommendation engines Now Next level of digital shopping experience through AI-powered search and advice 1990 Basic functionality with inaccurate results USP Positioning Monetization strategy Market Experience Financial model

Past – Recommendation engine fails to filter the catalog on best possible options Now – Next level of digital shopping via Gen AI-powered search and sales assistance Long list without smart recom-mendation No contextual product search Understands even complex customer needs Provision of smart options and assistance I am looking for a fridge that has energy efficiency A, fits into a small kitchen and has a freezer. What do you recommend? Thanks for reaching out to us regarding your search for a fridge. Based on your input we identified the following products Option 1 Option 2 Rezolve Ai transforms digital interaction USP Positioning Monetization strategy Market Experience Financial model

eCommerce customer journey includes several negative experiences for shoppers that result in 70%+ cart abandonment and lower revenue for stores Positive customer experience Negative customer experience Struggle to attract and convert customers Unnatural way of interacting with online shops Lack of personalized support Poor checkout processes Discontent with customer service Customer activation Search & advisory Checkout/ payment Payment processing Fulfilment Lifecycle mgmt. USP Positioning Monetization strategy Market Experience Financial model

Rezolve Ai's holistic product suite solves end-customer pain points across the customer journey Positive customer experience Negative customer experience Omni-channel engagement platform (GeoZones, SMS, Audio, Social, Print) AI-enabled conversational product search (voice or type) AI-powered expert sales assistant Seamless one-tap checkout simplifying the multi-step process and integrating various PSPs and systems through APIs Conversational AI-assistant with enhanced customer service Customer activation Search & advisory Checkout/ payment Payment processing Fulfilment Lifecycle mgmt. USP Positioning Monetization strategy Market Experience Financial model

2 Robust competitive position

Rezolve Ai’s proprietary commerce- centric LLM brainpowa provides outstanding sales advisory and outcomes USP Positioning Monetization strategy Market Experience Financial model 1 2 4 3 Commerce-centric Commerce-centric LLM specially trained on proprietary data using a distinctive method for cataloging eCommerce data Multilingual and versatile Available in 95 languages; creates robust chatbots and knowledge assistants for precise, data-driven enterprise specific conversations Ready to deploy and flexible deployment options Offers on-premises or SaaS cloud deployment with a microservices architecture for rapid, scalable deployment Powerful search and merchandising Enhances accuracy of search outcomes from current lexical and semantic search technologies like Elasticsearch, OpenSearch, or Solr

Rezolve Ai is pioneering Gen AI-enabled eCommerce Deep-dive next Offer search engine services, which enables users to perform internet searches to find specific information, websites, or resources V Search engines Offer access to large language models (LLMs) that were trained on generic and broad datasets III LLM providers Solve a single use-case (e.g., customer queries handling) IV Single use case Emerging: offer end-to-end online business solution (eCommerce), often start out as single use case II All-in-one eCommerce platform I Gen AI enabled eCommerce platform Offers full suite of eCommerce and retail Gen AI-enabled products to enable merchants across the customer journey Competitive landscape Player archetypes Illustrative Crownpeak Fact Finder Elastic Algolia Algonomy Bloomreach Adobe Commerce Big Commerce Commercetools Microsoft Commerce Solution OpenAi Cohere Anthropic Mistral AI Google Bard Depth of services Industry focus II Searchspring HCLSoftware Twilio Quantum Metric I V Industry specific Model / single use case Point solution Journey platform Industry agnostic IV III USP Positioning Monetization strategy Market Experience Financial model

Rezolve Ai is positioned in the eCommerce vertical compared to large LLM providers Source: Management estimates, Rezolve Ai’s SEC filings Leading capability: High Low Proprietary AI technology Mass data processing capabilities Full enterprise on-premise optionality Affordable / SaaS pricing structure Retail and eCommerce focus Hallucination prevention technology USP Positioning Monetization strategy Market Experience Financial model OpenAi Google Bard IBM Watson Salesforce Einstein Cohere

Rezolve Ai's SaaS offerings are built on a microservices architecture designed for scalability and is based on a cloud-agnostic design Technology platform and architecture Rapid setup and deployment by using Terraform Highlights High availability and scalability built into the intrinsic architecture design at application and infrastructure level Scalable platform enabled by services containerized running on Kubernetes cluster Rezolve Ai Instant via web browser App with Rezolve Ai SDK Rezolve Ai Wallet Rezolve Ai Commerce Engine (RCE) Rezolve Ai platform Engagement server Rezolve Ai Experience platform –RXP (Engagement) eCommerce Platform Merchant Portal (products & Orders) Core services Orders Product data APIs Payment gateway USP Positioning Monetization strategy Market Experience Financial model

Rezolve’s eCommerce LLM USP Positioning Monetization strategy Market Experience Financial model Trained to read, understand and generate eCommerce-related content for the merchant, brainpowa uses its own embedding models to understand the meaning of product and text data at massive scale, unlocking powerful meta data + semantic search, and classification Product enrichment processes using the models generative capability combined with Computer Vision models to enhance product dataset Enhancing Content Classification and Clustering engine of the model support expansive taxonomy generation into knowledge graphs with subclass inference capabilities Improving Categorization The language model is able to understand the customer’s intent and provide correct responses Understanding intent

3 Clear monetization strategy

Rezolve Ai’s Go-to-Market strategy is based on four distinctive pillars USP Positioning Monetization strategy Market Experience Financial model Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan 1. Incl. Mexico Initial focus on Europe (USD 152 Bn) and North America1 (USD 182 Bn) to capture the largest and fastest growing markets Attractive sales geographies Focus on global hyperscaling partnerships with Microsoft and Google, top merchants and players within eCommerce, PSPs and retail conglomerates Clear target customers Highest emphasis on advancing eCommerce via AI-enabled search, sales assistant and seamless checkout Differentiated value proposition Industry leading sales capability with rich experience in eCommerce and relationships with global distributors and merchants Strong sales capabilities

Microsoft Azure Google Cloud Adobe Commerce Shopify ePages Handlerbund Rezolve Ai’s GTM strategy focuses on securing large distributors and merchants in eCommerce, PSPs and retail Indirect Direct Sales channel: Target segments (incl. potential target distributors and customers) Improve conversion rates by providing seamless checkout Boost average order value by providing AI shopping advisory Increase touchpoints of engagement both offline and online Increase in revenue by providing improved product search and discovery How Rezolve Ai creates value for distributors and customers Illustrative Target distributors Target customer eCommerce platforms and third-party marketplaces Tether ACI Fiserv Nexi Mastercard Payment Service Providers (PSPs) Starbucks Estee Lauder M&S Nike TESCO Intermarché Retail merchants Otto Group Grupo Carso PVH REWE Large retail conglomerates USP Positioning Monetization strategy Market Experience Financial model

Microsoft and Rezolve Ai Partner to Drive Global Retail Innovation with AI-Powered Commerce Solutions Levelling Up Digital and Commerce Engagement:  By integrating the Brain Suite with Microsoft Azure, Rezolve Ai offers retailers scalable and secure AI capabilities, backed by Azure’s enterprise-grade infrastructure, that are designed to reduce cart abandonment. Global Distribution via Platform’s Application Marketplace: Brain Suite will be listed on the Microsoft Azure Marketplace, providing seamless access for retailers globally to leverage AI-driven solutions for commerce. Broad Partnership Scope $130m+ Go-to-Market and Co-Sell Support: Microsoft is committed to provide marketing and sales initiatives with an expected value up to $130+ million over the next five years: Marketing: Joint marketing campaigns, PR, and field enablement. Co-Sell Support: Access to Microsoft’s 35,000 incentivized sellers and marketplace rewards to accelerate customer acquisition, connecting Rezolve AI with top retail customers across three major continents each quarter ISV Success Benefits: Access to Microsoft AI Cloud Partner Program benefits, unlocking incentives, co-sell readiness and technical support Fulsome Endorsement “Rezolve’s unique technology specifically designed for commerce and retail, is transforming how businesses approach customer engagement and digital transactions.” ´ Nick Parker, President of Industry and Partnerships at Microsoft: Source: https://www.rezolve.com/investors/

Google and Rezolve Ai Join Forces to Transform Global Commerce Experiences Through Unique Generative AI and Cloud Infrastructure Solutions Key Aspects of the Partnership Global Reselling through Google’s Sales Channels:  Google plans to distribute Rezolve Ai's Brain Suite worldwide, empowering retailers with advanced AI solutions that improve customer engagement, optimize operations, and drive business growth. Revenue Contribution & Customer Incentives:  Google and Rezolve Ai expect that its channels will contribute over 50% of Rezolve Ai’s projected revenues in the coming years. Customers with Google Cloud commitments will be incentivized to adopt Rezolve Ai's Brain Suite, reducing their commitments while gaining access to next-gen eCommerce capabilities. Co-Marketing and Innovation:  Google and Rezolve Ai expect to co-invest in a series of global marketing initiatives to drive brand awareness and demand for Brain Suite products, with collaborative innovation projects aimed at continuously enhancing Rezolve Ai Suite’s capabilities. Integration with Google Cloud Infrastructure:  By hosting Rezolve Ai’s Brain Suite on Google Cloud, this partnership aims to ensure reliable, scalable, and secure deployment, giving retailers on Google Cloud access to AI-driven tools that create personalized, efficient customer journeys. “Google’s commitment to our vision, alongside their extensive resources and expertise, enables us to accelerate our mission to transform eCommerce. With Google Cloud’s global reach, we can drive exponential growth and deliver unprecedented value to retailers worldwide.” Daniel M. Wagner, CEO of Rezolve Ai: Source: https://www.rezolve.com/investors/

Merchant Fee-Free Transactions: Intended to create a disruptive incentive for retailers to adopt the system and encourage customer usage. Tether and Rezolve Ai Share Vision to Make Crypto Mainstream, Eliminate Merchant Fees, and Redefine USD 600bn-Retail Payments Market Real-Time Crypto-to-Fiat Conversion: plan to work with exchanges to conduct instant crypto-to-fiat conversions, with funds credited to merchants in fiat at regular intervals. Delivering Game-changing Technology Global Scalability: A blockchain-based, AI-driven platform that integrates easily into retailers’ existing apps and websites. Building together “Cryptocurrency is no longer the future - it’s here, and our strategic alliance with Rezolve Ai makes it practical and accessible for everyone…. Together, we’re building a system that empowers consumers and retailers alike. ” Consumer-Friendly Wallets: Tether’s non-custodial wallet WDK is planned to be integrated directly into Rezolve Ai’s apps and partner merchants' platforms, enabling users to load any cryptocurrency and use it for purchases With a 400 million growing user base already utilizing Tether’s USD₮, the most widely adopted stablecoin Paolo Ardoino, CEO of Tether Source: https://www.rezolve.com/investors/

Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan Rezolve AI's long-term go-to-market strategy aims to expand its product offerings and scale into new industries and geographies Clear levers for sustained and accelerated growth eCommerce penetration Strengthen products capabilities through seamless integrations Enhance product features Cement Rezolve Ai as an all-encompassing intelligence platform that powers all eCommerce decisions Enable businesses to access BRAiN’s data platform through seamless API integrations Enhance functionality within a single app (e.g., event transactions, real- time retail/deals, and personalized customer experiences) Expand BRAiN’s capabilities into adjacent industries (e.g., media, hospitality, entertainment, etc.,) Scale BRAiN into new markets and geographies Geographies eCommerce and Retail Other industries USP Positioning Monetization strategy Market Experience Financial model

4 Large & growing market

Global: Total spend on Gen AI solutions in 2028 is expected to be USD ~500 Bn+ 1. Methodology includes two complementary lenses i.e., the total economic potential of 60+ use cases ad the labor productivity potential across ~2.1K work activities 2024 25 26 27 2028 +47% p.a. 480-540 320-380 190-250 120-180 70-140 Annual forecasted spend on Gen AI solutions, 2024-28, USD Bn1 As of 2024, spend on Gen AI solutions will amount to USD 70-140 Bn B2B Spend on Gen AI solutions to reach USD 480-540 Bn driven by a ~50% CAGR Source: McKinsey Global Institute, “The economic potential of generative AI” (June 2023) USP Positioning Monetization strategy Market Experience Financial model Preliminary – Base case scenario

Global: Foundational models and related tech services will account for USD 160 - 220 Bn of global annual Gen AI spend by 2028 1. B2B focus, excludes revenue from private individuals (e.g., ChatGPT premium accounts) 2. Services include data engineering, model orchestration, and foundational models excludes compute. Source: McKinsey Global Institute, “The economic potential of generative AI” (June 2023) Note: Base case scenario Gen AI application annual spend breakdown1, 2028, in Bn USD Preliminary – Base case scenario 480-540 190-230 270-330 5-20 70-90 10-30 2028 spend on Gen AI solutions 2028 spend on Gen AI application development Cloud platform cost Compute hardware costs (non-cloud only) AI tooling costs Foundational models and related tech services2 Application creation Margin of software and AI point solution providers embedding Gen AI into their product 100-140 60-80 USP Positioning Monetization strategy Market Experience Financial model

5 Deep experience and capabilities

Rezolve Ai stands at the vanguard of the eCommerce industry, providing an engagement platform, powered by cutting-edge AI USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai’s platform milestones brainpowa development milestones Apr 2016 Rezolve Ai’s foundation May 2023 Proprietary intent verification for brain (analyzing questions to determine if it is product, knowledge or support) Mar 2022 Language models added to brainpowa Feb 2019 Built proprietary data verification for brainpowa Oct 2019 Hierarchy data and relations engine developed for brainpowa Nov 2018 Commenced the development of brainpowa – Rezolve Ai’s proprietary LLM Jun – Jul 2023 Three patents filed for brainpowa (category builder, LLM, intent verification) Apr 2017 Development of 2 initial triggers (sound and image) Nov 2022 Patent granted for data matrices encoding into color channels Aug 2019 Proximity triggers released (geolocation and beacons) Jul 2021 Instant checkout, SmartCodes and SmartLinks (web / social media) triggers released Feb 2020 Rezolve POS platform released 2016 2018 2019 2020 2021 2023 2017 2022 2024 March 2024 Enhancement to Rezolve Hybrid Search Engine with state-of-the-art graph search algorithms

Rezolve Ai has an experienced management team with deep expertise in managing listed companies, retail, product search, eCommerce and AI Dan Wagner Chairman & CEO Dr. Salman Ahmad Chief Technology Officer Peter Vesco Chief Commercial Officer and GM EMEA Richard Burchill Chief Financial Officer David Ingram Chief Product Officer Mark Turner President, Global Commerce Founded Rezolve Ai in 2016 and MAID in 1984, which traded as Dialog on the LSE on 1994 and Nasdaq in 1995, where Dan became one of the youngest CEOs of a public company 20+ years of experien-ce in mobile software technology and applications, and web & server technologies Previously, CTO and co-founder of Kenja Corp 20+ years of experience in the digital, financial, and IT sectors Previously CEO of ClickandBuy and SVP at Deutsche Telekom Payments 20+ years of experien-ce as a qualified accountant and corporate finance executive Previously, Finance Director of Arcadia, Deputy CFO, Group Treasurer, headed 40+ directorships 25+ years in technology product management leadership in e-commerce, social, payments and mobile. Experienced in the delivery of large-scale global SaaS B2B platforms 25+ years of experience focused on strategic partnerships, business development, and M&A Previously, Chief Commercial Officer in the IPO of Attraqt Corporate Finance Technology Business Development and Sales picsel M A I D M A I D venda USP Positioning Monetization strategy Market Experience Financial model Arthur Yao Deputy CEO 25+ years of experience on digital technology business development, operations efficiency, and global markets. Previously, Head of Asia Technology Services in Genpact

Our management team is supported by a deeply experienced board, advisory board and backed by renowned investors Board members Advisory board Sanjay Patel CEO of Apollo Strategic Growth Capital and Vice Chair of Apollo Capital Solutions Hersch Klaff Founder and CEO of Klaff Reality investment firm focusing on real estate and PE transactions Brooks Newmark Ex British MP Ex Sr. Partner at Apollo Management LP Christian Angermayer Founder of Aperion Investments Group with focus on Life Sciences, FinTech, AI Dr. Stephen Perry Ex CFO, COO and Chief Digital Officer at Visa Bradley Wickens CEO Broadreach Investment Fund (Hedge fund) Gary Lauder MD of Lauder Partners a venture capital firm (part of the Estee Lauder Family Office) Tom Kalaris Founder Saranac Partners Ex CEO Barclays Wealth & Investment Management Justin King CBE Director of Marks & Spencer Chairman OVO Energy Chairman Allwyn Entertainment Chairman Dexters Ex CEO of J Sainsbury Sir David Wright Ex British Ambassador to Japan and South Korea Ex Vice Chairman Barclays Capital Ex CEO UK Trade and Investment Rezolve Ai’s investors USP Positioning Monetization strategy Market Experience Financial model

6 Attractive financial model

Rezolve Ai’s current management plan focuses on investing additional efforts to sign distributors and expanding geographical footprint USP Positioning Monetization strategy Market Experience Financial model Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan and press releases Growth lever description Channel sales 1 Acceleration of ongoing direct sales efforts By ramping up resources to win new direct clients (e.g., large conglomerates) in North America, UK & EU, Asia and Middle East, intensifying the expansion for digital commerce customers, and further investing in identifying verticals outside of retail Direct sales 2 Increase distribution depth and reach (indirect sales) By scaling global sales partnerships with Microsoft and Google and investing in efforts to develop additional distributors (e.g., digital commerce and PSPs) to increase market penetration BRAiN Assistant 3 Expand marketing efforts for BRAiN Assistant in the B2C space By bolstering Rezolve Ai’s marketing initiatives to increase brand awareness, digital reach and awareness Growth area 4 Introduce and Scale merchant-friendly crypto payment solutions By integrating WDK by Tether into Rezolve Ai’s Brain Checkout platform Tether

Our investment highlights Source: Rezolve Ai’s SEC filings, Rezolve Ai financial model Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves search, advice and revenue generation Unique selling proposition 1 Robust competitive position 2 Clear monetization strategy 3 Large & growing market 4 Track record of success 5 Attractive financial model 6